April 29, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

RE:	TerreStar Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated April 21, 2008.  On behalf of the Company, I am writing to respond to the comments.  The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and or response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2007

Item 7.  MD&A of Financial Condition and Results of Operations

Restatement to Previously Issued Financial Statements, pages 51-62

1.
Refer to your disclosure that you “should have used the historical cost basis of (y)our interest in MSV and MSV GP immediately preceding the exchange to respond (y)our investment in SkyTerra as of September 30, 2006,”  and that the restatement “error correction resulted in a decrease to (y)our investment in SkyTerra and a reversal of the gain recorded on the exchange of MSV interests for SkyTerra shares in the quarter ended September 30, 2006.”  In spite of this admission, you do not state why your “As Reported” gain for the period ended September 30, 2006 decreased from $196.9 million to $41.4 million for the year ended December 31, 2006.  In other words, you have not stated here, nor did you do so in your 2006 10-K, why you reduced your Exchange gain by $155.5 million in the fourth quarter of 2006.   In a similar manner, you have not disclosed what happened to the $52.2 million of Other Comprehensive Income that was reported at September 30, 2006.

Rule 3-02 of Regulation S-X requires you to disclose the nature of year end adjustments which are material to the results of any quarter.  Revise to include disclosure describing the nature and reasons for the adjustments occurred in the fourth quarter of 2006 that decreased the exchange gain to$41.4 million, as originally reported.  Also, tell us why you believed that no disclosure was necessary for this material adjustment.

We agree with the Staff’s comment regarding the adequacy of our disclosure related to the exchange to record our investment in SkyTerra as of September 30, 2006.  We propose to amend our Form 10-K for the fiscal year ended December 31, 2007 to include the following additional disclosures under Item 7 Restatement to Previously Issued Financial Statements as well as under Note 3 to the consolidated financial statements:

The table below presents a reconciliation of the gain recognized on our SkyTerra investment in the quarter ended September 30, 2006 as originally reported using FAS 115 and the gain reported for the year ended December 31, 2006 as reported:

Gain on exchange recognized as of Sept. 30, 2006	$196,904,681
Realized loss on sale of 3,573,216 shares in October, 2006	(13,399,552)
Recognition of “other than temporary impairment” as of Dec. 31, 2006	(142,084,129)
Gain recognized for the year ended Dec. 31, 2006	$41,421,000

The recognition of an “other than temporary impairment” as of December 31, 2006 was due to a significant decline in the publicly traded stock price of SkyTerra between September 30, 2006 and December 31, 2006.  The Company also reported a balance of $52.2 million in other comprehensive income as of September 30, 2006 which represented an unrealized loss on our SkyTerra investment under FAS 115.  This loss was subsequently realized in the quarter ended December 31, 2006 as part of the recognition of the “other than temporary impairment,” and consequently, as of December 31, 2006 the balance in other comprehensive income was zero.

Critical Accounting Policies and Significant Estimates, page 71

2.
While we note your discussion of the valuation of long-lived assets including intangible assets, we notice that you have not included any of the other critical accounting policies and significant estimates from last year’s 10-K filing.  While such inclusion is a management determination, we specifically note that you have not included any of the disclosures on how you estimate the fair value of your 2GHZ licenses and the intellectual property previously included on pages 70-72 of your 2006 10-K.  You should discuss uncertainties surrounding the valuation of your investment in SkyTerra and the related dividend liability.

Please expand the disclosure of your critical accounting polices and estimates to address the specific uncertainties associated with the methods, assumptions, or level of judgment you use in estimating the amounts presented in your financial statements.  Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material.  Please refer to Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72) for further guidance.

We agree with the Staff’s comment regarding the adequacy of our disclosure related to our critical accounting policies and estimates to address the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating the amounts presented in our financial statements.  We propose to amend our Form 10-K for the fiscal year ended December 31, 2007 to include the following additional disclosures in the Management’s Discussion and Analysis section under Valuation of Long-lived Assets Including Intangible Assets:

As of December 31, 2007 and 2006, we recorded a total of $571 million and $259 million of net property and equipment, respectively.  In addition, as of December 31, 2007 and 2006, we recorded $212 million and $144 million of net intangible assets, respectively.  The intangible assets that we have reported represent the rights to receive licenses in the 2 GHz band and other intellectual property. These intangible assets are being amortized over an average life of 15 years.

We utilized numerous assumptions and estimates in applying our valuation methodologies and in projecting future operating characteristics for our business enterprise. In general, we considered population, market penetration, products and services offered, unit prices, operating expenses, depreciation, taxes, capital expenditures and working capital. We also considered competition, satellite and wireless communications industry projections and trends, regulations and general economic conditions. In the application of our valuation methodologies, we apply certain royalty and discount rates that are based on analyses of public company information, assessment of risk and other factors and estimates.

Our initial valuation of our intellectual property rights was determined utilizing a form of the income approach referred to as the relief from royalty valuation method. We assumed a 10% to 12% royalty rate applied to a projected revenue stream generated by a hypothetical licensee utilizing such intellectual property rights. The projected revenue was based on a business case for the operations and consisted of the following principal assumptions and estimates:

-	A 20 year forecast period.
-	Specific cash outflows in the first four years of the forecast period to account for our portion of satellite design, construction and launch expenditures.
-	Annual population growth of 1.6% based on U.S. Census Bureau estimates of the U.S. population in 2004.
-	Market penetration assumptions of zero to 7% to 12% over the forecast period, depending on the specific market and when the market is launched.
-
Average monthly revenue per customer of $40.00 when services are launched, increasing to $44.50 over the forecast period. This increase equates to a compound annual growth rate of 0.6%. A substantial portion of this revenue is generated by the terrestrial component (rather than the satellite component) of the ATC network.

-	Tax rate of 40% after the consumption of net operating losses.
-
A 25% discount rate based on a weighted average cost of capital (WACC) determined by analyzing and weighting the cost of capital for a peer group of publicly traded satellite service providers, wireless communications companies and telecommunications companies in general.

Our initial valuation of our spectrum assets is based on a form of the income approach known as the "Build-Out Method". The method applies a discounted cash flow framework to our "build-out" business case. This build-out approach is intended to incorporate all of historical and future development costs, as well as projected revenues, operating expenses and cash flows generated from the build-out of a hybrid satellite and terrestrial communications systems utilizing our frequency assets. This "build-out method" business case and the applied discounted cash flow valuation consisted of the following principal assumptions and estimates:

-	A 20-year forecast period, comprised of a high growth period for the first 10 years and a declining growth period beginning in year 11, and a terminal period to perpetuity.
-
Development cash outflows and capital expenditures related to the design and construction of two satellites in the first 3 years of the forecast period and the launch of one of these satellites in the fourth year of the forecast period. Replacement costs for the construction and launch of one satellite are included in the declining growth period.

-
Satellite only revenues based on market size data for traditional satellite segments (maritime, fleet management, public safety, telematics and aeronautical) compiled generally by third party research groups and penetration estimates of 10% to 40% of our potential customer base, depending on the specific market segment addressed over the 20 year forecast period.

-
Terrestrial revenues calculated as eleven percent of the total revenues generated by a joint or strategic partner with whom TerreStar would intend to deploy a terrestrial infrastructure and launch terrestrial services. Total partnership revenues are based on (i) market penetration assumptions of zero to 7 to 12% over the forecast period depending on the specific city and when the city is launched, (ii) average monthly revenue per customer of $40.00 when services are launched, increasing to $44.50 over the forecast period. This increase equates to a compound annual growth rate of 0.6%.

-
Operating expenses covering the operation of satellite facilities. These include a network operations center, tracking, telemetry and command systems, interconnect costs, in-orbit insurance, technical staff, and general and administrative personnel under the projected expense structure, EBITDA margins grow to 60% early in the forecast period and expand to 70% later in the forecast period.

-
All capital expenditures required to design and construct two satellites and launch one satellite during the first four years of the forecast period. Additional capital expenditures for constructing ground station segments and investing in handset development.

-	Tax rate of 40% after the consumption of net operating losses generated in the early years of the forecast period.
-
A 19 to 21% discount rate based on a weighted average cost of capital, or WACC, determined by analyzing and weighting the cost of capital for a peer group of publicly traded satellite service providers, wireless communications companies and telecommunications companies in general, with more weight given to traditional satellite service providers. A terminal value calculated using a WACC of 12% and a perpetuity growth rate of 2.5%.

As we stated in the footnotes to our consolidated financial statements we evaluate whether long-lived and intangible assets, excluding goodwill, have been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  For such assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expense to result from the use and eventual disposition of the assets.  When alternative course of action to recover the carrying value amount of an assets under consideration, a probability-weighted approach is used for developing estimates of future undiscounted cash flows.

We continue to rely on our “build-out” business case for the purpose of determining fair value as it relates to our property and equipment and our intangible assets.  This build-out methodology incorporates historical and currently estimated future development costs, as well as projected revenues, operating expenses and cash flows generated from an integrated satellite and terrestrial communications systems utilizing the Company's frequency assets.  Our future estimates are evolving with our understanding of market conditions, vendor platform availability, changes in product offerings, and industry standards.  These projections continue to take into account general mobile communications business factors such as population, market penetration, product features, unit prices, operating expenses, depreciation, taxes, capital expenditures, and working capital, as well as general economic factors such as wireless industry trends and macroeconomic conditions.

We have also incorporated a number of company factors in our current analysis.  These include prospects for a wider and more rapid acceptance of our satellite only product offering, investments in our handset allowing a more gradual roll-out of our next-generation terrestrial network, and the ability to partner with carriers to leverage existing terrestrial network infrastructure.  In addition, the dominance of incumbent wireless carriers in the recently concluded 700MHz auction changes the nature and scope of partnership discussions with companies seeking to enter the mobile communications market.

We have historically accounted for our investment in MSV using the equity method, and our investment in SkyTerra under APB 18 using the cost method.  At each reporting period, we evaluate our investment in SkyTerra and the related dividend liability for other than temporary impairment.  Although our investment in common stock of SkyTerra is non-voting, we estimate the fair value of our investment based on the trading prices of SkyTerra shares as listed on the OTC Bulletin Board (“SKYT”).  If an “other than temporary impairment” is found to exist at the end of each reporting period, we reduce the carrying value of both our investment in SkyTerra and the amount of the liability that we have recorded for the dividend of those shares we define “other than temporary” as a continued downward trend in the market price of the common stock over a sustained period of time.

Liquidity and Capital Resources, pages 77-79

3.
In discussion your “principal short-term liquidity needs” and “principal long-term liquidity needs,” we note your statement that you have “identified in excess of $100 million of these contractual obligations that can be eliminated or deferred beyond 2008” and “$400 million of these contractual obligations that can be eliminated or deferred.”  Considering that much of your valuation is based on your operational potential, specifically your ability to start meeting the operational milestones set for the end of 2008, please disclose, in your next filing, which of the capital expenditures might be “eliminated or deferred.”

We acknowledge the staff’s comments regarding our liquidity and capital resources disclosures and will provide additional disclosure regarding which capital expenditures might be eliminated or deferred in our Form 10-Q for the three months ended March 31, 2008.

Note 7 – Investment, Page F-21

4.
Refer to your investment in SkyTerra.  Tell us why you did not recognize an additional other than temporary impairment loss in the fourth quarter of the year ended December 31, 2007, based on the sale of the 14.4 million non-voting common shares at $5.30 per share to Harbinger Capital Fund LP on February 6, 2008.  It appears to us that the $5.30 per share is more representative of what an investor is willing to pay for non voting share of SkyTerra than trading price of SkyTerra voting stock at that time.

We recall from our telephone discussion with the Staff on February 11th, 2008 that we discussed the possibility of using the sales price of $5.30 per share based on the sale of our 14.4 million non-voting common shares on February 6, 2008 in determining if an other than temporary impairment had occurred as of December 31, 2007.  As of December 31, 2007, we valued our investment in SkyTerra at a per share value of $7.20 which was comparable to the value at September 30, 2007.  The Staff advised against using the $5.30 per share value based on the February 6, 2008 sale of 14.4 million shares as an indicator of fair value for purposes of determining if an other than temporary impairment had occurred as of December 31, 2007 because this would be using “20/20 hindsight.”  During this discussion, both the Staff and we agreed that using a negotiated value per share that occurred in a sale after the balance sheet date was not the proper indicator of fair value.  An analogous situation had occurred with our September 30, 2006 10Q in which we valued our SkyTerra investment at the trading value on September 30, 2006, but we subsequently sold shares in October 2006 at a lower price prior to the 10Q being filed, and recognized the loss in the fourth quarter, as opposed to adjusting the September 30th valuation.  It is also important to note that as of March 31, 2008, the trading value of SkyTerra was $7.20 per share, further indicating that an other than temporary impairment had not occurred in the fourth quarter of 2007.

5.
We note from our disclosure in the third paragraph of this note that you are required to distribute your $221.6 million investment in SkyTerra to your shareholders.  In this regard, tell us why and disclose why the dividend liability does not equal the balance of your investment in SkyTerra-Restricted.

As we discussed in Note 7 to our consolidated financial statements as of December 31, 2007, as part of the MSV Exchange Agreement, pursuant to which we agreed to exchange all of our interests in MSV and all of our shares in Mobile Satellite Ventures GP Inc. for non voting common stock of SkyTerra, we agreed to use our commercially reasonable best efforts to distribute approximately 25.5 million SkyTerra shares to our common stockholders.  We used this 25.5 million shares dividend obligation to calculate our dividend liability as of September 30, 2006.  We also agreed to hold approximately 4.4 million shares in reserve for a dividend to Preferred A and B shareholders in case they were to convert their preferred shares to common.  Since none of the preferred shareholders had converted to common as of December 31, 2007, the dividend liability is recorded based on 25.5 million shares.  As of December 31, 2007, the 25.5 million shares that we agreed to distribute to our common stockholders were valued at $183 million or $7.20 per share. Since the preferred shareholders have a fixed conversion price of $33 per share and the trading value of our common stock was below $6 per share as of December 31, 2007, the Company believes the likelihood of conversion is remote, and therefore no accrual of the dividend is necessary. As we are unable to sell the 4.4 million shares that are held for the preferred shareholders in case they were to convert, we have recorded these shares, along with the 25.5 million shares noted above, as restricted on our consolidated balance sheet as of December 31, 2007.

The Company hereby acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation